FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                               November 5, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F  X                  Form 40-F
                                     ---                           ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                           Yes                           No   X
                                ---                          ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                           Yes                           No   X
                                ---                          ---


         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                           Yes                           No   X
                                ---                          ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.

                                                               Total Pages: 3


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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             Smith & Nephew plc
                                             (Registrant)


Date: November 5, 2003                       By:  /s/ Paul Chambers
                                                  -----------------------
                                                  Paul Chambers
                                                  Company Secretary



                                      2
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5 November 2003


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

The following replaces the Directors' Interest Announcement released on 30 October 2003 under RNS number 012420.

The number of shares Mr. Warren Knowlton has an interest in is 18,501 representing 0.0020% of the issued ordinary share capital of the Company and not 15,501 shares, representing 0.0017%, as previously stated.

All other details remain unchanged, and the full amended text appears below.

We have been notified that Mr Warren Knowlton, a director of Smith & Nephew plc, acquired on 29 October 2002, 300 American Depositary Shares ("ADSs") representing 3,000 ordinary shares of Smith & Nephew plc, at a price of $79.66 per ADS. Mr Knowlton now has an interest in 18,501 ordinary shares representing 0.0020% of the issued ordinary share capital of the Company.

Yours faithfully,





P.R. Chambers
Company Secretary